Exhibit 99.1

31 July 2025

Court orders meetings of MAC shareholders to consider scheme with Harmony

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to announce that the Royal Court of Jersey (“Court”) today ordered that meetings of MAC shareholders be held to consider the proposed acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (“Harmony Australia”) (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY) (“Harmony”)) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (“Scheme”) (the “Transaction”).

Unless otherwise defined, capitalised terms used in this announcement have the meaning given to them in the Scheme Circular (as defined below).

Court orders

The Court has today made orders, among other things, that MAC:

•	convene a meeting of Scheme Shareholders to consider and vote on a resolution to approve the Scheme (“Court Meeting”); and

•	convene a meeting of MAC Shareholders immediately after the Court Meeting to approve certain other matters in connection with the implementation of the Transaction (“General Meeting”).

The MAC Directors:

•	continue to unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and MAC Shareholders vote in favour of the General Meeting Resolution at the General Meeting; and

•	intend to vote, or cause to be voted, all MAC Shares or MAC CDIs held or controlled by them (totalling 2.44% of the MAC Shares in aggregate) in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolution at the General Meeting,

in each case, in the absence of a Superior Proposal.

Scheme Circular

The Court approved the dispatch of a scheme circular, which, among other things, contains full details of the Scheme (the “Scheme Circular”). Dispatch of the Scheme Circular to MAC Shareholders and MAC CDI Holders at the Scheme Voting Record Time is expected to be completed on or about 4 August 2025 as follows:

•	MAC Shareholders will receive a hard copy of the Scheme Circular and Proxy Forms by mail unless they have made an election to receive communications through electronic means, in which case they will receive an electronic copy;

•	MAC CDI Holders will receive a hard copy of the Scheme Circular and CDI Voting Instruction Forms by mail unless they have made an election to receive communications through electronic means, in which case they will receive an electronic copy; and

•	other beneficial holders will receive a hard copy of the Scheme Circular and any other voting instruction forms by mail or an electronic copy based on the elections made with the Intermediary that holds MAC Shares on their behalf.

A copy of the Scheme Circular is attached to this announcement and is also available for viewing on MAC’s website at www.maccopperlimited.com.

MAC Securityholders should read the Scheme Circular carefully, and in its entirety, including the materials accompanying it, before deciding how to vote at the Court Meeting and the General Meeting.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1

If, after reading the Scheme Circular, you have any questions about the Scheme or the Scheme Circular, please contact MAC’s proxy solicitation firm, Sodali & Co, at:

If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400	If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059

Court Meeting and General Meeting

The Court Meeting and General Meeting will be held at 44 Esplanade, St Helier, Jersey JE4 PWG and online via the Virtual Meeting Platform at 12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025 (for the Court Meeting) and at 1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (for the General Meeting) (or as soon thereafter as the Court Meeting has concluded or been adjourned).

Each MAC Shareholder whose name appears on the Share Register at 4:00 pm (New York time) on Tuesday, 29 July 2025 will be entitled to attend and vote on all resolutions to be put to the Court Meeting and the General Meeting.

Indicative timetable

An indicative timetable for the next steps of the Transaction is as follows:

Event	Date and Time (Jersey time)[1]
Scheme Voting Record Time for Court Meeting and General Meeting[2]	4:00 pm (New York time) on Tuesday, 29 July for Scheme Shareholders and MAC Shareholders (as applicable) 7:00 pm (Sydney time) on Tuesday, 29 July for MAC CDI Holders
Dispatch of Scheme Circular	Monday, 4 August 2025
Latest time for lodging CDI Voting Instruction Forms for Court Meeting and General Meeting	12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025
Latest time for lodging Proxy Forms for Court Meeting and General Meeting	12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025
Court Meeting	12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025
General Meeting	1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Court Meeting has concluded or been adjourned)

Notes:

1.	All dates and times are based on MAC and Harmony’s current expectations and are subject to change. If any of the dates and/or times in this expected timetable change materially, the revised dates and/or times will be published by a public announcement filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com.

2.	Individuals that become MAC Shareholders (or MAC CDI Holders) after this date will not be entitled to vote (or in the case of MAC CDI Holders, will not be entitled to instruct CHESS Depositary Nominees Pty Limited how to vote) at the Court Meeting and General Meeting.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 2

Annual General Meeting

MAC has determined to postpone the Annual General Meeting (the “AGM”) that was proposed to be held at 1:30 pm (Jersey time) / 8:30 am (New York time) / 10:30 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the General Meeting has concluded or been adjourned) to allow MAC Shareholders to focus on the business of the Court Meeting and the General Meeting.

MAC will provide a further update in relation to the AGM in due course.

– Ends –

This announcement has been authorised for release by the board of directors of MAC.

Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 3